UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

POWER OF THE DREAM VENTURES, INC.
(Name of Issuer)

COMMON STOCK, $.0001 par value

N/A
(CUSIP Number)

Joseph Sierchio, Esq.
c/o Sierchio Greco & Greco, LLP
720 Fifth Avenue, Suite 1301
New York, New York 10019
Tel. (212) 246-3030
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 10, 2007
(Date of Event which Requires Filing of this Statement)

If this filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. ……….N/A

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persone (entities only) Mr. Daniel Kun, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). ☐
6.	Citizenship or Place of Organization Republic of Hungary
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH ______________	7.	Sole Voting Power 13,780,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 13,780,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,780,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 38%
14.	Type of Reporting Person IN

Item 1.	Security and Issuer.

This statement of beneficial ownership on Schedule 13D is filed with respect to the common stock, $0.0001 par value per share (the "Common Stock"), of Power of the Dream Ventures, Inc., a Delaware corporation (the "Company" or "Issuer"). The principal executive offices of Company are located at 1095 Budapest Soroksari ut 94-96, Republic of Hungary.

Item 2.	Identity and Background.

(a)	This statement of beneficial ownership on Schedule 13D is being filed by Mr. Daniel Kun, Jr. (the “Reporting Party”).

(b)	The Reporting Party’s residence address is: 1037 Budapest Perényi utca 16/b, Republic of Hungary.

(c)
The Reporting Party’s principal occupation has been (and continues to be) a part owner and Chief Operating Officer of Lira Kft., a Hungarian company involved in building engineering and heating installations throughout Hungary as well as real estate development. The Reporting Party’s principal business address is 1095 Budapest, Soroksari ut 94-96, Hungary.

(d)	The Reporting Party has not been, during the past five years, (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
The Reporting Party has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Party is a citizen of the Republic of Hungary.

Item 3.	Source and Amount of Funds or Other Consideration

The 13,780,000 shares, which are subject of this filing, were acquired by the Reporting Party in connection with the consummation and closing of the transactions contemplated by a securities exchange agreement by and among the Company; Vidatech LLC, a limited liability company organized under the Republic of Hungary (“Vidatech”); Mary Passalaqua, and all of the equityholders of Vidatech LLC, dated as of March 16, 2007 on April 10, 2007 (hereinafter, the “Securities Exchange Agreement”). This resulted in Vidatech becoming a wholly-owned subsidiary of the Company.

The consideration used by the Reporting Party to acquire the shares that are subject to this Schedule 13D filing was his equity ownership interest in Vidatech.

Item 4.	Purpose of Transaction

The acquisition of the securities of the Company by the Reporting Party was the result of and in connection with the Securities Exchange Agreement, which closed on April 10, 2007. In connection with the Securities & Exchange Agreement, the Company issued an aggregate of 33,300,000 shares of the Company’s common stock to the Vidatech Equityholders in exchange for all of their equitable interests in Vidatech. The purpose of the Securities Exchange Agreement was to have Vidatech become a wholly-owned, operating subsidiary of the Company. Vidatech is a company formed for the purpose of investing in, acquiring, developing, licensing, and commercializing technologies developed in the Republic of Hungary. In furtherance of its business, Vidatech provides research and development services to the companies from who it acquires technologies or participation interests in such technologies. At December 31, 2006 Vidatech was primarily focused on organizational and capital raising activities. To date, it has had only limited operations.

On April 10, 2007, following the resignation of Mary Passalaqua as the sole officer and director of the Company, Mr. Victor Rozsnyay became the sole director of the Company to serve in such capacity until the next annual meeting of the Company's stockholders. In his capacity as director, Mr. Rozsnyay appointed and named the succeeding officers of the Company as follows: Mr. Rozsnyay as Chairman of the Board, President & CEO and the Reporting Party as Chief Financial Officer, Secretary and Treasurer.

(a)    Other than for purposes of securing working capital for the Company, which may result in the issuance of shares of the Company’s common stock to one or more third persons on such terms and at such prices as Mr. Rozsnyay in his role as director, shall determine to be in the best interests of the Company, the Reporting Party is not party to and has no knowledge of any plans that would result in any other acquisition by any person of additional securities of the Company, or the disposition of securities of the Company.

(b)    The Reporting Party currently has no plans for any extraordinary corporate transactions involving the Issuer or any of its subsidiaries;

(c)    The Reporting Party currently has no plans for a sale or transfer of a material amount of assets of the Issuer or its subsidiary, Vidatech.

(d)    It is the Reporting Party’s understanding that Mr. Rozsnyay is planning to increase the present number of directors of the Company from one person to two people. Towards that end, it is also the Reporting Person’s understanding that Mr. Rozsnyay is to appoint the Reporting Party, a director of the Issuer, to fill the seat to be created by increasing the size of the Issuer’s Board of Directors.

(e)    The Reporting Party is currently not contemplating any material change in the present capitalization or dividend policy of the Issuer;

(f)    The Reporting Party is currently not planning to make any material change in the Issuer’s business or corporate structure.

(g)   The Reporting Party will, if endorsed by the Company’s Board of Directors, entertain the amendment of the Company’s certificate of incorporation and by-laws to include the following provisions: (i) a provision electing that the Company would not be subject to Section 203 of the Delaware General Corporation Law (which places prohibitions on certain interested transactions); (ii) increasing the number of directors of the Company from one member to two; and (iii) directors and officers’ indemnification provisions.

(h)   It is the Reporting Party’s intention to work with the Company’s Board of Directors to take such steps as may be necessary to cause the Company’s shares of common stock to be quoted for trading, initially on the NASDAQ Bulletin Board market place although, no assurance can be provided that the Reporting Person will be able to achieve that objective.

(i)    The Reporting Party currently has no plans to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)    Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)       The Reporting Party beneficially owns 13,780,000 shares of the Company’s common stock. Based upon 35,800,000 shares of the Company’s common stock issued and outstanding as of April 10, 2007, this represents 38% of the Company’s issued and outstanding shares, all of which shares of the Reporting Party are beneficially owned directly by Reporting Party. The Reporting Party has the sole power to dispose and power to vote all of these 13,780,000 shares. However, 1,800,000 shares of the Company’s common stock is held of record by Mr. Daniel Kun, Sr., the Reporting Party’s father, who currently resides with the Reporting Person. The Reporting Person expressly disclaims any beneficial ownership interest in any of the shares of the Company’s common stock held by his father.

The Reporting Person currently does not share the power to vote or to dispose of any shares of the Company’s common stock with any person.

(c)    No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person’s shares of common stock.

(d)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than his acquiring the shares of the Company’s common stock pursuant to the Securities Exchange Agreement which are the subject of this Schedule 13D filing, as previously described in Item 4 above, the Reporting Person currently has no contracts, arrangements, understandings or relationships with respect to securities of the Company.

Item 7.	Material to be Filed as Exhibits.

1.    Securities Exchange Agreement by and among the Company; Vidatech LLC, a limited liability company organized under the Republic of Hungary (“Vidatech”); Mary Passalaqua, and all of the equityholders of Vidatech LLC, dated as of March 16, 2007 and signed, delivered and consummated on April 10, 2007 (previously filed as Exhibit 10.1 to Form 8-K current report of the Company filed April 16, 2007, which is incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2007

/s/ Daniel Kun, Jr.